Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201503

Prospectus Supplement No. 1

(to Prospectus dated February 19, 2015)

4,500,000 SHARES

CURRENCYSHARES® AUSTRALIAN DOLLAR TRUST

This Prospectus Supplement No. 1 amends and supplements our prospectus dated February 9, 2015 (the “Prospectus”) and should be read in conjunction with, and must be delivered with, the Prospectus.

Under “The Offering” on page 3 of the Prospectus, the fifth, sixth and seventh sentences under “Interest on deposits” are hereby replaced with the following:

The Depository may change the rate at which interest accrues, including reducing the interest rate to zero, or below zero, based upon changes in the British Bankers Association LIBOR Overnight rate for the Australian Dollar (“BBA rate”), other market conditions or the Depository’s liquidity needs. The BBA rate is an effective overnight reference rate for the Australian Dollar; like the Federal Funds rate, it represents the interest rate banks charge each other on overnight loans. Although the Depository may consider the BBA rate in setting the interest rate, the rate paid to the Trust may be lower than the BBA rate, or may be zero or below zero.

Under “Risk Factors” on page 9 of the Prospectus, the third sentence under “The interest rate paid by the Depository, if any, may not be the best rate available. If the Sponsor determines that the interest rate is inadequate, then its sole recourse is to remove the Depository and terminate the Deposit Accounts” is hereby replaced with the following:

The Depository may change the rate at which interest accrues, including reducing the interest rate to zero, or below zero, based upon changes in the BBA rate, other market conditions or the Depository’s liquidity needs.

The Prospectus shall remain unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is March 20, 2015